"Exemption No. 82-1357"

Continental

02060966

Continental Aktiengesellschaft

Press Release

02 DEC -9 AM 11:53

Continental safety study:

Germans want more active safety in the car

Large gaps in what is known about automotive safety systems;
Continental starts an information campaign

SUPPL

Frankfurt, November 27, 2002. Almost 95 percent of all car drivers regard safety as being more important than comfort. More than 70 percent are in favor of ABS and ESP being made a legal requirement. These and other findings about the acceptance level of electronic safety and assistance systems are contained in the safety study presented by Continental AG in Frankfurt. It also makes apparent that many people do not know in any detail what benefits are provided by active vehicle safety systems and how they function. So Continental is starting a campaign to make people much more aware of ESP and similar systems.

The findings on the appreciation of active safety systems and their name recognition in the general public were obtained by Continental from a study conducted by the EMNID institute. 1,000 telephone interviews were carried out in the summer of 2002. These disclosed great gaps in what people are aware of: For example, 63 percent of respondents do not know the effect of the electronic stability program ESP, and over 45 percent have the mistaken opinion that their car is defective if the brake pedal pulsates when ABS is working. Many could not even say which safety system their car is equipped with. Women and older people turned out to be particularly badly informed in this respect.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

The reasons for the information gaps of many non-technically-minded drivers are, according to the Conti safety study, also to be found in the not very meaningful names for many functions as well as in the confusing diversity of acronyms for identical or similar systems.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

For the electronic stability program, apart from the term ESP, there are several other manufacturer-specific abbreviations such as DSC, DTCS, PSM, VSC etc. Another shortcoming: Many people receive little or no instruction or training in how to use the anti-lock braking system ABS, the anti-slip control ASR or the electronic stability program ESP.

Another interesting result: The widely held view that drivers feel they have their freedom of action restricted by complex systems, applies – according to the Conti study – to only a small minority: The survey indicates that 86 percent of respondents would accept systems that intervene against the intention of the driver to prevent an accident.

So Continental AG will go on the offensive to publicize automobile safety systems. This campaign will not just be restricted to drivers; close cooperation is also envisaged with driving schools, various associations and vehicle manufacturers. Only joint action can bring about a significant improvement in the crucial factor "human being" and ensure that modern safety systems are used to their full potential.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Inquiries and requests for further information should be addressed to:

Andreas Meurer
Head of Press
Continental AG
Phone: +49 (0) 511 - 938-1278
Fax: +49 (0) 511 - 938-1055
prkonzern@conti.de

Dirk Nebelung
Head of Communications
Continental Automotive Systems
Phone: +49 (0) 69 - 7603-6000
Fax: +49 (0) 69 - 7603-3945
Dirk.Nebelung@contiteves.com

The study is available in the internet under www.conti-online.com